United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale updates on railway concession contracts negotiations

Rio de Janeiro, April 16, 2026 – Further to the Company’s prior disclosures on this matter1, Vale S.A. (“Vale” or the “Company”) announces that its Board of Directors approved, on this date, the continuation, by the Company’s Executive Committee, of negotiations concerning the optimization of the concession contracts of the Carajás Railway (Estrada de Ferro Carajás – EFC) and the Vitória a Minas Railway (Estrada de Ferro Vitória a Minas – EFVM) (the “Concession Contracts”). These discussions are being held with the Brazilian Ministry of Transport (MT), the National Land Transportation Agency (ANTT) and Infra S.A. (“INFRA”), within the scope of their respective legal authorities.

Vale reaffirms its commitment to the guidelines and general framework for the optimization process set forth in the agreement entered into on December 30, 2024, notably with respect to the asset base and infrastructure works. The Company is in full compliance with, and will continue to fully perform, all obligations provided for under the Concession Contracts. The conclusion of the Concession Contracts optimization, when approved by the Federal Court of Accounts (TCU), is expected to provide greater predictability, legal certainty, and finality with respect to the obligations and investments associated with Vale’s two railway concessions, ensuring an appropriate balance between the Company’s rights and liabilities and contributing to its long-term operational efficiency, as well as to the sustainability of its integrated logistics system.

Marcelo Feriozzi Bacci

Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 Notably, the Press Releases disclosed to the market on August 28, 2025, and December 30, 2024, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 22, 2026		Director of Investor Relations